September 17, 2013

VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Kristi Marrone, Staff Accountant

Re:	Biocoral Inc. Form 10-K for the year ended December 31, 2011 Filed May 7, 2012 File No. 1-34059

Ladies and Gentlemen:

We are responding to the additional comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Annual Report") of Biocoral Inc. (the "Company") by letter dated July 3, 2013 to Mr. Nasser Nassiri, President. In this regard, we have addressed the last remaining issue raised in your letter to the best of the Company’s ability and have set forth below the Company’s response. For your convenience, we have also inserted the comment above the response.

Form 10-K for the Year Ended December 31, 2011

General

1.	Comment:

We note your response to comment 1 in our letter dated May 7, 2013 and continue to believe that you do not meet the requirements to be qualified as a smaller reporting company under Item 10(f) of Regulation S-K. As such, please confirm to us that you will file future Exchange Act filings, including the Form 10-K for the period ended December 31, 2012, as an accelerated filer. Please note the information in our letter to you dated September 27, 2012 regarding the sanctions imposed on Michael T. Studer, CPA LLC by the Public Company Accounting Oversight Board.

Response:

The Company confirms that it will file future Exchange Act filings, including the Form 10-K for the period ended December 31, 2012, as requested.

Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company’s disclosure.

Sincerely,

BIOCORAL, INC.

By: /s/ Nasser Nassiri
Nasser Nassiri,
CEO, Principal Accounting Officer and Chairman

cc:           Jonathan Wiggins, Staff Accountant